Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com
Terrance James Reilly D 215.981.4689 terrance.reilly@troutman.com

March 7, 2022

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: MDP Low Volatility Fund

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On December 17, 2021, Valued Advisers Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 360 to its Registration Statement on Form N-1A (“PEA No. 360”). PEA No. 360 was filed pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 360 was filed to create a new series of shares of the Trust, MDP Low Volatility Fund (the “Fund”).

On March 1, 2022, the Trust filed Post-Effective Amendment No. 365 to its Registration Statement on Form N-1A (“PEA No. 365”). PEA No. 365 was filed pursuant to Rule 485(b) of the Securities Act to extend the effective date of PEA No. 360 until March 9, 2022.

Millbank Dartmoor Portsmouth LLC, is the investment adviser to the Fund (the “Adviser”).

On January 31, 2022, the Trust received verbal comments on PEA No. 360 on a telephone call from Samantha A. Brutlag of the Staff of the Division of Investment Management. The Staff’s comments are in italics with the Trust’s responses below each comment.

1.	On the cover page of the prospectus, the Staff requested that the Fund provide the SEC with the proposed exchange ticker symbols of the Fund’s shares.

RESPONSE: The exchange ticker symbols have been provided to the Staff. The Class A Shares ticker is “MDPMX” and the Class I Shares ticker is “MDPLX.”

2.	The Staff requested that the Trust provide the SEC with a completed Fee Table and Expense Example at least one week prior to the effective date of PEA No. 360.

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RESPONSE: The completed Fee Table and Expense Example have been provided to the Staff.

3.	On the Fee Table, in footnote No. 2, the Staff noted that many mutual funds exclude Acquired Fund Fees and Expenses from the operating expense limitation provisions.

RESPONSE: No change is necessary in response to this comment. The footnote has been deleted. In addition, please note that the second to last sentence of the footnote, as originally drafted, has a sentence that states:

“The operating expense limitation also excludes any “Acquired Fund Fees and Expenses,” which are the expenses indirectly incurred by the Fund as a result of investing in money market funds or other investment companies, including exchange-traded funds, that have their own expenses.”

4.	On page 5 of the prospectus, in the last paragraph under Principal Investment Strategies, the Staff asked about the term “Skew.” The Staff asked if the Trust could expand its description on what the Skew is or what the term means? The Staff also asked if the Adviser could explain in more detail how it uses the Skew to determine which of the listed option strategies to employ?

RESPONSE: The changes the Staff requested have been made. The language now reads:

“The Skew measures the difference in implied volatility between out-of-the-money options and in-the-money options. Option market skew is the difference in price between a call option and a put option that are equidistant from the stock price. Skew is used to help the Adviser determine the most historically efficient way of effecting a hedge on the Fund’s portfolio.”

5.	On page 5 of the prospectus, in the last paragraph under Principal Investment Strategies, the Staff asked if the Adviser was getting the Skew from a third-party or was it measuring the Skew itself? If the Adviser is getting the Skew from a third-party it should disclose where it is getting it from? If the Adviser is measuring the Skew internally, it should disclose that fact.

RESPONSE: The changes the Staff requested have been made.

The Adviser has informed us that it does not measure the Skew internally; it gets the Skew from a third-party. Language has been added to the paragraph to inform investors that the “Skew” is maintained by Credit Suisse and published daily under the name “Credit Suisse Fear Barometer.”

6.	On page 7 of the prospectus, under Principal Risks – Leverage Risk, the Staff asked about the statement in the final sentence of the risk factor that states: “it is

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currently expected that the Fund’s investment program will have the effect of leveraging the Fund, sometimes by a significant amount.”

The Staff asked if the statement about significantly leveraging the Fund was accurate, and if accurate, they requested that the statement be added into the Principal Investment Strategies section. The Staff also asked that the Adviser address supplementally the issue of whether or not a “significant amount of leverage” was consistent with the Fund’s objective of low volatility?

RESPONSE: The Adviser has informed us that it does not use leverage. References to leverage have been removed.

7.	The Staff requested that the Trust review the section beginning on page 5 of the prospectus under Principal Risks, with the section beginning on page 11 of the prospectus under Related Risks of Investing in the Fund, and conform the risk disclosures, as necessary.

RESPONSE: The changes the Staff requested have been made.

8.	The Staff requested that the Trust review the section Purchases Without a Sales Charge – Class A Shares on pages 18 and 19 of the prospectus. The Staff reminded the Trust of the December 2016 IM Guidance it published that requires enhanced disclosures concerning certain financial intermediaries, and specificity in the description of variations of sales load offered such financial intermediaries. Some registrants comply by using an Appendix to the prospectus.

RESPONSE: The changes the Staff requested have been made.

The Fund is aware of the disclosure requirements for financial intermediaries with sales load variations and will comply fully. Most of the bullet points in the section under Purchases Without a Sales Charge – Class A Shares have been deleted.

The Trust has advised us that as a new Fund it currently has no financial intermediary arrangements in place with any firm. The following disclosure was added:

“Intermediary Sales Charge Discounts and Waivers – Class A Shares

As described in this Prospectus, Class A Shares of the Fund are subject to an initial sales charge. Class A Shares purchased through certain financial intermediaries may be subject to different initial sales charges or the initial sales charge may be waived in certain circumstances; provided, that, such discounts and waivers are described in the Prospectus.

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As of the date of this Prospectus, the Fund is newly registered and does not have any specified arrangements in place with financial intermediaries.

You should consult your financial representative for assistance in determining whether you may qualify for a particular sales charge waiver or discount.”

Conforming changes to the comments above, as applicable, have been made throughout the prospectus and Statement of Additional information.

The Staff informed the Trust that the only comments it needed to see resolved prior to the Fund’s effective date were comments Nos. 1 2 and 8, above (i.e., the ticker symbols, the Expense Table and Fee Example and the financial intermediary disclosure of sales load waivers and discounts). The remaining comments can be resolved via the Trust’s filing of a Post-Effective Amendment pursuant to Rule 485(b) of the Securities Act. This new Post-Effective Amendment filing will: (i) resolve any SEC comments; (ii) provide any necessary exhibits; and (iii) complete the disclosures in PEA No. 360. This new Post-Effective Amendment will become effective immediately upon filing pursuant to Rule 485(b) of the Securities Act.

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If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc: Mark J. Seger, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Samantha A. Brutlag, Staff of the Division of Investment Management